# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROPER TECHNOLGIES, INC., CIK 0000882835
CUSIP: 776696106
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 6496 University Parkway, Sarasota, Florida (FL), 34240
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-26-006441
Filed by CIK 0001599383

## Reporting persons
- The WindAcre Partnership LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,630,200; sole dispositive power 0; shared dispositive power 8,630,200; aggregate amount beneficially owned 8,630,200 (8.55% of the class)
  Comment: The Master Fund owns 8,630,200 Shares of Common Stock, consisting of 8,630,200 Shares of Common Stock directly held. By virtue of their relationships with the Master Fund discussed in further detail in Item 2, each of WindAcre and Mr. Amin may be deemed to beneficially own the Shares owned by the Master Fund. This Schedule 13G reports an aggregate of 8,630,200 Shares of Common Stock, consisting of 8,630,200 Shares of Common Stock directly held. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person. The following ownership percentages are based on 100,917,359 Shares outstanding, which is comprised of 100,917,359 Shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q dated March 31, 2026.
  The 8,630,200 Shares owned by the Master Fund represent approximately 8.55% of the outstanding Shares. By virtue of its relationship with the Master Fund discussed in further detail in Item 2, WindAcre may be deemed to beneficially own 8,630,200 Shares, representing approximately 8.55% of the outstanding Shares and Mr. Amin may be deemed to beneficially own 8,630,200 Shares representing approximately 8.55% of the outstanding Shares.
  This schedule 13G reports an aggregate of 8,630,200 Shares, representing approximately 8.55% of the outstanding Shares.
- The WindAcre Partnership Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,630,200; sole dispositive power 0; shared dispositive power 8,630,200; aggregate amount beneficially owned 8,630,200 (8.55% of the class)
  Comment: The Master Fund owns 8,630,200 Shares of Common Stock, consisting of 8,630,200 Shares of Common Stock directly held. By virtue of their relationships with the Master Fund discussed in further detail in Item 2, each of WindAcre and Mr. Amin may be deemed to beneficially own the Shares owned by the Master Fund. This Schedule 13G reports an aggregate of 8,630,200 Shares of Common Stock, consisting of 8,630,200 Shares of Common Stock directly held. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person. The following ownership percentages are based on 100,917,359 Shares outstanding, which is comprised of 100,917,359 Shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q dated March 31, 2026.
  The 8,630,200 Shares owned by the Master Fund represent approximately 8.55% of the outstanding Shares. By virtue of its relationship with the Master Fund discussed in further detail in Item 2, WindAcre may be deemed to beneficially own 8,630,200 Shares, representing approximately 8.55% of the outstanding Shares and Mr. Amin may be deemed to beneficially own 8,630,200 Shares representing approximately 8.55% of the outstanding Shares.
  This schedule 13G reports an aggregate of 8,630,200 Shares, representing approximately 8.55% of the outstanding Shares.
- Snehal Rajnikant Amin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,630,200; sole dispositive power 0; shared dispositive power 8,630,200; aggregate amount beneficially owned 8,630,200 (8.55% of the class)
  Comment: The Master Fund owns 8,630,200 Shares of Common Stock, consisting of 8,630,200 Shares of Common Stock directly held. By virtue of their relationships with the Master Fund discussed in further detail in Item 2, each of WindAcre and Mr. Amin may be deemed to beneficially own the Shares owned by the Master Fund. This Schedule 13G reports an aggregate of 8,630,200 Shares of Common Stock, consisting of 8,630,200 Shares of Common Stock directly held. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person. The following ownership percentages are based on 100,917,359 Shares outstanding, which is comprised of 100,917,359 Shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q dated March 31, 2026.
  The 8,630,200 Shares owned by the Master Fund represent approximately 8.55% of the outstanding Shares. By virtue of its relationship with the Master Fund discussed in further detail in Item 2, WindAcre may be deemed to beneficially own 8,630,200 Shares, representing approximately 8.55% of the outstanding Shares and Mr. Amin may be deemed to beneficially own 8,630,200 Shares representing approximately 8.55% of the outstanding Shares.
  This schedule 13G reports an aggregate of 8,630,200 Shares, representing approximately 8.55% of the outstanding Shares.

## Item 1. Issuer
Name of issuer: ROPER TECHNOLGIES, INC.
Address of issuer's principal executive offices: 6496 University Parkway, Sarasota, FL, 34240

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by:
- The WindAcre Partnership LLC, a Delaware limited liability company, ("WindAcre")
- The WindAcre Partnership Master Fund LP, an exempted limited partnership established in the Cayman Islands ("Master Fund")
- Snehal Rajnikant Amin, as the principal beneficial owner of The WindAcre Partnership LLC and the only beneficial owner holding more than 5% ("Mr. Amin").
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
WindAcre serves as the investment manager of the Master Fund. Mr. Amin is the managing member of WindAcre. By virtue of these relationships, each of WindAcre and Mr. Amin may be deemed to beneficially own the Issuer's Common Shares directly owned by the Master Fund.
Address of principal business office or, if none, residence:
The principal business address of WindAcre is 2200 Post Oak Blvd., Suite 1580, Houston, Texas 77056.
The principal business address of the Master Fund is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay,
Grand Cayman KY1-9009, Cayman Islands.
Citizenship:
Mr. Amin is a citizen of the United States of America.
WindAcre is a limited liability company formed under the laws of the State of Delaware.
The Master Fund is an exempted company formed under the laws of the Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,630,200
Percent of class: 8.55
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,630,200
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,630,200

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The WindAcre Partnership LLC: /s/ Snehal Rajnikant Amin, Managing Member of the Investment Manager (08/14/2026)
- The WindAcre Partnership Master Fund, LP: The WindAcre General Partner LP, Managing General Partner (08/14/2026)
- The WindAcre Partnership Master Fund, LP: WAPGP LLC, General Partner (08/14/2026)
- The WindAcre Partnership Master Fund, LP: /s/ Snehal Rajnikant Amin, Sole Owner (08/14/2026)
- Snehal Rajnikant Amin: /s/ Snehal Rajnikant Amin, Snehal Rajnikant Amin (08/14/2026)